UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-40238

BitVentures Limited

Level 15, AIA Central, No.1 Connaught Road Central

Central, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Santech Holdings Limited Announces Name Change to BitVentures Limited

On December 23, 2025 New York Time, Santech Holdings Ltd. (“Santech” or the “Company”) (NASDAQ: STEC) today announced that it has officially changed its name to BitVentures Limited. In connection with the name change, the Company will change its ticker symbol from “STEC” to “BVC” on the Nasdaq, effective Wednesday, December 24, 2025. A copy of the press release issued by the registrant regarding the foregoing is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Exhibit

99.1	Press release dated December 23, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Santech Holdings Limited.

By:	/s/ Lawrence Lok
Name:	Lawrence Lok
Title:	Chairman and CEO

Date: December 23, 2025 New York Time